SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2024

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, County. Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into our Registration Statements on Form F-3 (File No. 333-280391).

 EXPLANATORY NOTE

On July 12, 2024, Trinity Biotech plc (the “Company”) entered into an At the Market Offering Agreement (the “Sales Agreement”) with Craig-Hallum Capital Group LLC (“Craig-Hallum”). Pursuant to the prospectus supplement filed by the Company on December 16, 2024, the Company may sell up to an additional $1,000,000 of American Depositary Shares (“ADSs”), each ADS representing 20 of the Company’s A Ordinary Shares, par value $0.0109 per share, from time to time, through Craig-Hallum, acting as sales agent under the Sales Agreement. The opinion of the Company’s counsel regarding the validity of the ADSs to be sold pursuant to the Prospectus Supplement is filed herewith as Exhibit 5.1.

EXHIBIT INDEX

Exhibit	Description
5.1	Opinion of Matheson LLP
23.1	Consent of Matheson LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/Louise Tallon
Louise Tallon
Chief Financial Officer

Date: December 17, 2024